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                                                                      EXHIBIT 11

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

         Basic earnings per common share of $.35 for the year ended December 31, 2001 were calculated by dividing net income of $973,000.00 for the period January 1, 2001 to December 31, 2001 by the weighted-average number of common shares outstanding of 2,820,050.


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